Singulex, Inc.
1650 Harbor Bay Parkway, Suite 200
Alameda, CA 94502
(888) 995-6123

December 28, 2012

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington, D.C. 20549

Re:                             Singulex, Inc. - Registration Statement on Form S-1 (File No. 333-184199) and Registration Statement on Form 8-A (File No. 001-35717)

Ladies and Gentlemen:

Pursuant to Rule 477 of the Securities Act of 1933, as amended (the “Securities Act”), Singulex, Inc. (the “Registrant”) hereby respectfully requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal, effective as of the date hereof or at the earliest practicable date hereafter, of the Registrant’s Registration Statement on Form S-1 (File No. 333-184199), together with all exhibits thereto, initially filed with the Commission on September 28, 2012, as amended (the “Registration Statement”).

The Registrant has determined not to pursue the initial public offering to which the Registration Statement relates at this time. The initial public offering would have been a discretionary financing for the Registrant. The terms currently obtainable in the public marketplace are not sufficiently attractive to the Registrant to warrant proceeding with the public offering.

The Registrant confirms that no securities have been sold pursuant to the Registration Statement. Pursuant to Rule 477(c), the Registrant advises the Commission that it may, upon consideration of its financing and strategic options, undertake a subsequent private offering in reliance on Rule 155(c) promulgated under the Securities Act.

The Registrant requests that, in accordance with Rule 457(p) under the Securities Act, all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use. In addition, the Registrant requests that the Commission consent to the withdrawal of the Registrant’s registration statement on Form 8-A (File No. 001-35717), filed with the Commission on October 24, 2012, with such request to be approved effective as of the date hereof or at the earliest practicable date hereafter.

Please send copies of the written order granting withdrawal of the Registration Statement to the undersigned at Singulex, Inc., 1650 Harbor Bay Parkway, Suite 200, Alameda, California 94502 with a copy to the Company’s counsel, Latham & Watkins LLP, 140 Scott Drive, Menlo Park, California 94025, facsimile number (650) 463-2600.

If you have any questions with respect to this matter, please contact Brian J. Cuneo at (650) 463-3014.

Sincerely,

Singulex, Inc.

		By:	/s/ Michael Bell
		Name:	Michael Bell
		Title:	Chief Financial Officer

cc:	Philippe J. Goix, Singulex, Inc.
Alan C. Mendelson, Latham & Watkins LLP
Brian J. Cuneo, Latham & Watkins LLP